UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

AMENDMENTS TO SENIOR SECURED CREDIT FACILITIES

On July 14, 2015, Birks Group Inc. (the “Company”) executed an amendment to its third amended and restated term loan and security agreement, as amended (the “Term Loan Agreement”) and to its second amended and restated revolving credit and security agreement, as amended (the “Revolver Agreement”). The amendments are part of the Company’s funding initiatives in order to provide it with greater financial resources for its operations and capital needs. The principal amendment to the Company’s Term Loan Agreement increased the loan amount under the Term Loan Agreement from $33 million to $35.5 million. The increased amount of $2.5 million bears interest at the same rate as the Tranche B U.S. term loan of $27.5 million under the Term Loan Agreement and shall be due and payable in two equal amortization payments of $1,250,000 each on December 15, 2015 and May 15, 2016.

The Credit Agreement was amended to reflect the corresponding changes resulting from the amendments to the Term Loan Agreement.

The foregoing summary of the Term Loan Agreement and the Revolver Agreement are qualified in their entirety by reference to the actual Second Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of July 14, 2015 and Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of July 14, 2015 and the, which are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Second Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of July 14, 2015

99.2	Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of July 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: July 24, 2015		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Second Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of July 14, 2015

Exhibit 99.2	Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of July 14, 2015.